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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FILING NO. 2 FOR THE MONTH OF MARCH, 2003



                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  ---------------------------------------------
                  (Translation of Registrant's name in English)

                       4 WEIZMAN STREET, TEL AVIV, ISRAEL
                       ----------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F [X]   Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]   No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

         On February 23, 2003, the Industrial Development Bank of Israel Limited ("Registrant") issued an Immediate Report announcing that the Registrant and two of its employees have been named among several other defendants in an action filed with the Tel Aviv District Court in which the plaintiff is seeking damages in the amount of 295 million NIS.

         On March 5, 2003, the Registrant issued an Immediate Report announcing that the Registrant and eleven of its officers have been named as defendants in a derivative action in which the plaintiff, Lahava Chatamim Ltd., seeks damages in the amount of 409.5 million NIS and alleges that officers of the Registrant were negligent in giving credit to various borrowers.

         A translation of the Immediate Reports issued by the Registrant on February 23, 2003 and March 5, 2003 are included as Exhibit 1 and Exhibit 2 to this Form 6-K.















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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           INDUSTRIAL DEVELOPMENT BANK
                                           OF ISRAEL LIMITED


Date:  March 10, 2003                      By: /S/ MICHAEL WARZAGER
                                               ---------------------------------
                                               Michael Warzager
                                               General Counsel



                                           By: /S/ MOSHE HASHAVIA
                                               ---------------------------------
                                               Moshe Hashavia
                                               General Secretary